# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000904454-22-000149
Filed by CIK 0001443559

## Reporting persons
- Thomas J. Coleman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 908,478; shared voting power 0; sole dispositive power 908,478; shared dispositive power 0; aggregate amount beneficially owned 908,478 (2.9% of the class)

## Item 1. Issuer
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, PA 18940

## Item 2. Person Filing
Name of person filing:
Thomas J. Coleman

Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on February 14, 2022 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The items included in this Amendment No. 1 are hereby amended and restated.
Address of principal business office or, if none, residence: 55 Railroad Avenue, 2nd Floor, Greenwich, CT 06830
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Percent of class: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 31,016,379 shares of Common Stock outstanding as of November 12, 2024, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2024 filed with the Securities and Exchange Commission on November 13, 2024.
Sole power to vote or to direct the vote: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item is set forth in the cover page to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas J. Coleman: /s/ Thomas J. Coleman, Thomas J. Coleman, individually (02/13/2025)